

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2015

<u>Via E-mail</u>
Young-Hoon Lee
Chief Financial Officer
POSCO
POSCO Center, 440 Teheran-ro, Gangnam-gu
Seoul, Korea 135-777

      Re: **POSCO**
               Form 20-F for Fiscal Year Ended December 31, 2014
               Filed April 29, 2015
               File No. 1-13368

Dear Mr. Lee:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/ Terence O'Brien

                                           Terence O'Brien
                                         Accounting Branch Chief